UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HD Partners Acquisition Corp.
File No. 1-32890 - CF#20884

HD Partners Acquisition Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to Annex A of the Proxy on Schedule 14A filed on July 17, 2007.

Based on representations by HD Partners Acquisition Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit A to Annex A	through December 31, 2017
Exhibit B to Annex A	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel